Mail Stop 6010

October 18, 2006

Barry D. Zyskind
Chief Executive Officer and President
AmTrust Financial Services, Inc.
59 Maiden Lane, 6th Floor
New York, New York 10038

> **Re: AmTrust Financial Services, Inc.**
> **Registration Statement on Form S-1**
> **File No. 333-134960**
> **Supplemental Letter Submitted October 11, 2006**

Dear Mr. Zyskind:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

Notes to the Consolidated Financial Statements, page F-8

4. Intangible Assets, page F-20

1. Refer to your response to our prior comment. Please explain to us how you considered the uncertainty associated with the revenues to be generated by the distribution network that you acquired. Further, please tell us whether you

considered the turnover of the producers in determining the useful life of those assets, and if so, please demonstrate how that was factored into your determination of the useful life of these assets.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tabatha Akins at (202) 551-3658 or James Atkinson at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Henry I. Rothman, Esq.
        Troutman Sanders LLP
        The Chrysler Building
        405 Lexington Avenue
        New York, NY 10174